UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March, 2012

Commission File Number: 001-33900

DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues
599 Avenida Da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

This report contains the press release dated March 14, 2012 entitled “Deswell Announces $4 Million Buyback Plan”.

Exhibit

1.	Press release dated March 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date: March 14, 2012	By:
Name: Richard Pui Hon Lau
Title: Chairman